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  NEWS RELEASE

                                                  FOR IMMEDIATE RELEASE
                                                  ---------------------


                    ZENITH REPORTS FIRST-QUARTER RESULTS

GLENVIEW, Ill., April 20, 1995 -- Zenith Electronics Corporation today reported a net loss for the first quarter of 1995 of $24.3 million, or 53 cents per share, compared with a first-quarter 1994 net loss of $11.9 million, or 32 cents per share. Total revenues in the quarter declined by $35 million to $262 million from $297 million in 1994.
    As disclosed in February, first-quarter 1995 results were affected by lower color television shipments to customers in Mexico and in the United States. First-quarter results also were affected by selling price reductions of $9 million compared with the same period a year ago.
    Domestic industry color TV sales to dealers were flat in the quarter versus a year ago. Zenith's U.S. color TV shipments were affected by higher-than-normal retail inventories and, as disclosed earlier, by start-up problems associated with a new finished-goods warehouse early in the

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quarter (problems that have since been resolved).  In Mexico, Zenith and industry TV sales to dealers were curtailed in the quarter due to the devaluation of the peso. While the Mexican TV market is expected to recover slowly, Zenith expects to benefit from the peso devaluation for full-year 1995.
    Sales of Network Systems products -- set-top boxes, cable modems and other equipment primarily for cable TV operators -- were up by almost 50 percent compared with the first quarter of 1994, reflecting the continuing strength of Zenith's high-performance analog set-top units.
    Sales for non-core businesses dropped to $2 million from $7 million as power supplies and computer monitors have been phased down.
    Major progress was made during the first quarter in completing the integration of the Digital HDTV Grand Alliance high-definition television system. The system, which includes Zenith's proven vestigial sideband digital transmission technology, was delivered for final laboratory testing at the end of March. The Federal Communications Commission is expected to adopt the Grand Alliance system as the digital broadcast standard by late 1995.

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MEDIA CONTACT: John Taylor (708) 391-8181
INVESTOR CONTACT: Bill McNitt (708) 391-7713

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                       ZENITH ELECTRONICS CORPORATION
                    STATEMENT OF CONSOLIDATED OPERATIONS
                  (In millions, except per share amounts)





                                                         (Unaudited)
                                                      Three Months Ended
                                                     --------------------
                                                      April 1,   April 2,
                                                        1995       1994*
                                                     ---------  ---------

    Net sales                                         $ 262.1    $ 297.1
                                                     ---------  ---------

    Costs, expenses and other:
      Cost of products sold                             248.5      276.3
      Selling, general and administrative                26.6       23.8
      Engineering and research                           11.9       11.4
      Other operating expense (income), net              (4.5)      (4.9)
                                                     ---------  ---------

    Operating income (loss)                             (20.4)      (9.5)
    Gain on asset sales, net                              --         1.0
    Interest expense                                     (4.1)      (3.4)
    Interest income                                        .2        --
                                                     ---------  ---------

    Income (loss) before income taxes                   (24.3)     (11.9)
    Income taxes (credit)                                 --         --
                                                     ---------  ---------

    Net income (loss)                                 $ (24.3)   $ (11.9)
                                                     =========  =========

    Net income (loss) per share of
      common stock                                    $  (.53)   $  (.32)
                                                     =========  =========

    Average shares outstanding                           46.0       37.7

    __________
    * Certain prior amounts have been reclassified to conform with the presentation currently used.